UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41919

CCSC Technology International Holdings Limited

1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St

Fotan, Shatin, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change of Auditor

On November 1, 2024, CCSC Technology International Holdings Limited (the “Company”) appointed Enrome LLP (“Enrome”) as its independent registered public accounting firm, effective immediately. Enrome replaces Marcum Asias LLP (“Marcum”), the former independent registered public accounting firm, which the Company dismissed on the same day. The appointment of Enrome was made after a careful consideration and evaluation process undertaken by the Company and was approved by the audit committee of the board of directors of the Company. The Company’s decision to make this change was not the result of any disagreement between the Company and Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The reports of Marcum on the consolidated financial statements of the Company for the fiscal years ended March 31, 2024 and 2023 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles. In connection with the audits of the Company's consolidated financial statements for the fiscal years ended March 31, 2024 and 2023, and in the subsequent interim period through November 1, 2024, there were no disagreements with Marcum on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures, which, if not resolved to the satisfaction of Marcum, would have caused Marcum to make reference to such matters in its reports. There were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K), except for the material weaknesses related to the Company’s internal control over financial reporting, including (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements and (ii) a lack of proper control related to logical access security management and system change management over the Company’s financial reporting system, during the two fiscal years ended March 31, 2024 and 2023, or in the subsequent period through November 1, 2024.

The Company provided Marcum with a copy of the forgoing disclosure and requested Marcum to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not Marcum agrees with the above statements. A copy of Marcum’s letter, dated November 8, 2024, is furnished as Exhibit 99.1 to this Form 6-K.

During the two most recent fiscal years and in the subsequent interim period through November 1, 2024, the Company has not consulted with Enrome with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Letter of Marcum Asia LLP to the U.S. Securities and Exchange Commission dated November 8, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2024

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Kung Lok Chiu
Name:	Kung Lok Chiu
Title:	Chief Executive Officer

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